UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

November 3, 2025

Shell plc (the “Company”) announces that on October 31, 2025:

a)      Wael Sawan, a Person Discharging Managerial Responsibilities (“PDMR”) has elected to participate in a Dividend Reinvestment Plan (“DRIP”) and reinvest future dividend payments on his shareholdings in a Computershare Share Plan Account. As at October 31, 2025, Wael Sawan held 374,808.246425 ordinary shares of €0.07 each in the Company in his Computershare Share Plan Account.

b)      Philippa Bounds, a PDMR has sold 5,973 ordinary shares of €0.07 each in the Company.

The Notification of Dealing Form for each PDMR can be found below.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Participation in a DRIP to reinvest future dividend payments on shareholdings in a Computershare Share Plan Account. As at October 31, 2025, Wael Sawan held 374,808.246425 ordinary shares in his Computershare Share Plan Account.
Currency	N/A
Price	N/A
Volume	N/A
Total	N/A
Aggregated information Volume Price Total	N/A N/A N/A
Date of transaction	October 31, 2025
Place of transaction	Outside trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Chief Legal Officer
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of ordinary shares
Currency	GBP
Price	£28.34
Volume	5,973
Total	£169,274.82
Aggregated information:
Price	£28.34
Volume	5,973
Total	£169,274.82
Date of transaction	October 31, 2025
Place of transaction	London

Julie Keefe
Deputy Company Secretary

ENQUIRIES

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: November 3, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary